UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2008

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 17 June, 2008 it purchased for cancellation 350,000 "B" Shares at a price of 2045.60 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,734,587,147.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 18 June, 2008 it purchased for cancellation 500,000 "B" Shares at a price of 1990.16 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,734,087,147.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 19 June, 2008 it purchased for cancellation 550,000 "B" Shares at a price of 1977.48 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,733,537,147.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 20 June, 2008 it purchased for cancellation 350,000 "B" Shares at a price of 1937.75 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,733,187,147.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 23 June, 2008 it purchased for cancellation 250,000 "B" Shares at a price of 1924.98 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,732,937,147.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 25 June, 2008 it purchased for cancellation 600,000 "B" Shares at a price of 1955.04 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,732,337,147.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 26 June, 2008 it purchased for cancellation 400,000 "B" Shares at a price of 1949.07 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,731,937,147

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 1 July, 2008 it purchased for cancellation 285,000 "B" Shares at a price of 1992.09 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,731,652,147.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 2 July, 2008 it purchased for cancellation 410,000 "B" Shares at a price of 1985.10 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,731,242,147.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 3 July, 2008 it purchased for cancellation 340,000 "B" Shares at a price of 1948.33 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,730,902,147.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 4 July, 2008 it purchased for cancellation 330,000 "B" Shares at a price of 1954.78 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,730,572,147.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 7 July, 2008 it purchased for cancellation 200,252 "B" Shares at a price of 1990.97 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,730,371,895.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 8 July, 2008 it purchased for cancellation 330,000 "B" Shares at a price of 1972.41 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,730,041,895.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 9 July, 2008 it purchased for cancellation 430,000 "B" Shares at a price of 1964.75 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,729,611,895.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 10 July, 2008 it purchased for cancellation 400,000 "B" Shares at a price of 1916.26 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,729,211,895.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 11 July, 2008 it purchased for cancellation 300,000 "B" Shares at a price of 1933.75 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,728,911,895.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 14 July, 2008 it purchased for cancellation 500,000 "B" Shares at a price of 1905.60 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,728,411,895.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 15 July, 2008 it purchased for cancellation 500,000 "B" Shares at a price of 1875.34 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,727,911,895.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 16 July, 2008 it purchased for cancellation 530,000 "B" Shares at a price of 1800.69 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,727,381,895.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 17 July, 2008 it purchased for cancellation 245,000 "B" Shares at a price of 1782.79 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,727,136,895.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 18 July, 2008 it purchased for cancellation 410,000 "B" Shares at a price of 1779.07 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,726,726,895
------------------------

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-126726 and 333-126726-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715 and 333-141397).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 21 July 2008	By:	/s/M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary